Kenneth Ellington November 14, 2024 Page 1

November 14, 2024

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds, File No. 811-05028
(the “Registrant” and each series thereof, a “Fund”)

Dear Mr. Ellington,

In a telephone conversation with me and Elise Kletz of Dechert LLP, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the most recent annual reports for the PIMCO Funds following a review of the Registrant’s recent filing.1 A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1: Please explain why the Schedule of Investments for certain Funds that invest significantly in asset-backed securities, for example, PIMCO ABS and Short-Term Investments Portfolio, does not categorize asset-backed securities by (1) type of investment and (2) related industry, country or geographic region. See Regulation S-X Article 12-12, footnote 2.

Response: The Registrant believes that its categorization of asset-backed securities satisfies the requirement to categorize by type of investment. The Registrant will update its Schedule of Investments presentation for asset-backed securities on a going forward basis to include the sub-categorization of related industry, country or geographic region.

Comment 2: PIMCO Emerging Markets Local Currency and Bond Fund holds foreign currencies or invests in foreign denominated investments that may be subject to capital controls. In correspondence, please describe the accounting policy for the translation of foreign currency balances and foreign denominated investments where capital controls are in place, citing applicable U.S. GAAP, Regulation S-X or other accounting guidance. Please note any differences between onshore and offshore currency exchange rates and prices at which the Fund can transact for such

[1]	The PIMCO Funds’ most recent annual filings on Form N-CSR, for the period ending March 31, 2024, were filed on June 6, 2024.

Kenneth Ellington November 14, 2024 Page 2

exchange rates, including difficulties in transacting at such exchange rates on a foreign exchange (e.g., liquidity) and how such rates (translation exchange rates and the rate at which the Fund can transact at in the market) impact the Fund’s NAV.

Response: As disclosed in Note 2(c) in the PIMCO Emerging Markets Local Currency and Bond Fund’s Notes to the Financial Statements, the Fund translates foreign securities, currency holdings and other assets and liabilities denominated in foreign currencies into U.S. dollars based on the current currency exchange rates each business day.2

Ordinarily, no adjustments are made to a current currency exchange rate where capital controls are in place unless it is determined that the ability of offshore investors, such as the Fund, to transact at such exchange rate is affected by such controls. In such a case, PIMCO, on behalf of the Fund, obtains from a pricing vendor an alternate rate that is intended to reflect prices at which offshore investors can transact.3 PIMCO has processes to undertake diligence on such an alternate rate, which may include, for example, comparisons against market transactions and broker quotes. If the alternate rate provided by the pricing vendor is not considered sufficiently representative of prices at which offshore investors can transact, PIMCO would consider further adjustments. This approach is intended to be consistent with the Accounting Guidance.

Comment 3: It appears that one of the Form N-CSR filings for the period March 31, 2024 refers to the last fiscal quarter of the period covered by the report for the disclosure related to Form N-CSR Item 11(b). Please utilize the language provided in Form N-CSR in Item 11(b) which refers to the period covered by the report, not isolated to a particular quarter, and confirm that there have been no such changes in the Registrant’s internal controls over financial reporting that occurred during the period.

Response: The Registrant confirms that there have been no changes to its internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting. The Registrant will use the language provided in the applicable Item of Form N-CSR which refers to the reporting period, not isolated to a particular quarter, in future filings.

[2]	See Financial Accounting Standards Board Accounting Standards Codification, Topic 946-830 Financial Services—Investment Companies, Foreign Currency Matters (“Accounting Guidance”).

[3]

During the reporting period, such an alternate rate was used for Fund holding(s) denominated in Argentine Pesos. Any impact thereof was deemed immaterial to the Fund and thus not warranting additional disclosures.

Kenneth Ellington November 14, 2024 Page 3

Comment 4: Item C.8.d. of Form N-CEN/A filed on June 14, 2024 for PIMCO Short Asset Investment Fund states that expenses previously waived were recouped during the period but Item C.8.c. states that the fees waived are not subject to recoupment. Please explain.

Response: PIMCO waives the PIMCO Short Asset Investment Fund’s supervisory and administrative fee under two separate agreements – (i) an expense limitation agreement under which PIMCO has agreed to waive a portion of the Fund’s supervisory and administrative fee, or reimburse the Fund, to the extent that the Fund’s organizational expenses, pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and pro rata share of Trustee fees exceed 0.0049% (calculated as a percentage of average daily net assets attributable to each class) (the “Expense Limitation Agreement”); and (ii) a Class I-3 contractual waiver agreement under which PIMCO has agreed to reduce its supervisory and administrative fee for the Fund’s Class I-3 shares by 0.05% of the average daily net assets attributable to the Class I-3 shares of the Fund (the “Class I-3 Fee Waiver Agreement”). The supervisory and administrative fees waived under the expense limitation agreement are recoupable for up to thirty-six months from the date waived. The supervisory and administrative fees waived under the Class I-3 contractual waiver agreement are not recoupable.

PIMCO’s response of “yes” to Item C.8.d. of Form N-CEN/A filed on June 14, 2024 for PIMCO Short Asset Investment Fund related to PIMCO’s recoupment of supervisory and administrative fees previously waived under the Expense Limitation Agreement during the reporting period. PIMCO did not waive any supervisory and administrative fees under the Expense Limitation Agreement during the reporting period. PIMCO waived supervisory and administrative fees, however, under the Class I-3 Fee Waiver Agreement. PIMCO’s response of “no” to Item C.8.c. of Form N-CEN/A filed on June 14, 2024 for PIMCO Short Asset Investment Fund reflects that the fees waived pursuant to the Class I-3 Fee Waiver Agreement during the reporting period were not recoupable.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Kenneth Ellington November 14, 2024 Page 4

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Timothy Bekkers, Pacific Investment Management Company LLC
Sonia Bui, Pacific Investment Management Company LLC
Jaime Dinan, Pacific Investment Management Company LLC